RICHARDSON & PATEL LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Telephone: 310-208-1182
Facsimile: 310-208-1154

February 8, 2008

Filed as Correspondence via Edgar
United State Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	John Stickel, Attorney Advisor

RE:	Spicy Pickle Franchising, Inc.
Registration Statement on Form SB-2
File No. 333-148738, filed on January 18, 2008

Dear Mr. Stickel:

On behalf of Spicy Pickle Franchising, Inc. (referred to herein as the “Company”), we submit this written response to your letter dated February 5, 2008. Set forth below are the Company’s responses to the Staff’s comments. We have reproduced the Staff’s comments and have followed each comment with our response.

References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

1.
We not that you are registering common stock issuable upon conversion of your Series A Variable Rate Convertible Preferred Stock and Warrants and as dividends on the Preferred Stock. Please revise your disclosure throughout and confirm to us that you will use Rule 416 only to register additional shares issuable as a result of stock splits, stock dividends and similar transactions. For example, you may not use Rule 416 to cover additional shares issuable as a result of changes in the market price of your shares or issuances by you below a certain price.

Response. The Company has revised the disclosure throughout and hereby confirms that the Company will use Rule 416 to register additional shares issuable only as a result of stock splits, stock dividends and similar transactions and not to cover additional shares issuable as a result of changes in the market price of the Company’s shares, issuances by the Company of shares below a certain price or other anti-dilutive adjustments not covered under Rule 416 of the Securities Act of 1933, as amended.

2.
Please file your next amendment on the appropriate form available to you without an “SB” designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33 8876) and A Small Entity Compliance Guide, both which are available on our website at http://www.see.gov/rules/final/finalarchive/finalarchive2007.shtml.

Response. The Company is filing its amendment on Form S-1 and has elected to keep the Form SB-2 disclosure format.

If you have any questions or further comments, please do not hesitate to contact the undersigned.

Sincerely, /s/ Mark Abdou Mark Abdou Richardson & Patel LLP